SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
(“Company”)

C.N.P.J./M.F. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF OFFICERS
HELD ON JULY 3, 2006

Date, Time and Place: July 3, 2006, at 09:00 a.m., in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1.629. Attendance: All the members of the Board of Officers. Presiding Board: Mr. Constantino de Oliveira Jr., as a chair of the meeting, and Mr. Wilson Maciel Ramos as a secretary. Call: Waived, due to the attendance of all the members of the Board of Officers. Agenda: to resolve on the granting of the request for conversion of Company shares received from shareholder. Resolutions Taken: After the necessary explanations were provided and with Officer Constantino de Oliveira Jr. having refrained himself from voting: the Board of Officers granted the requests for conversion of one million eight hundred and fifty-seven thousand seven hundred and five (1,857,705) common shares of the Company, owned by shareholder Constantino de Oliveira Jr., which are free and clear of any encumbrances whatsoever, into preferred shares representing the capital stock of the Company, with the same characteristics, and being entitled to the same rights and advantages conferred to the preferred shares already issued by the Company. The share conversion request is filed with the head-office, and this resolution is to be submitted to the Board of Directors of the Company for homologation. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, July 3, 2006.

_______________________________________________________	_______________________________________________________
Constantino de Oliveira Júnior	Wilson Maciel Ramos
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.